Exhibit 4.56

English Summary of Franchising Operation Agreement of Wi-Fi Wireless Network

On Bullet Trains Administered under Shanghai Railway Administration

This agreement is made and entered into on August 22nd, 2014 in Shanghai between:

Party A:

Shanghai Railway Culture & Advertising Development Co., Ltd.

Legal Representative: Wang Wenzhuo

Address: No.59 Tianmu Zhong Rd. 3F, Shanghai

Postal Code: 200071

Party B:

Guangzhou Meizheng Advertising Co., Ltd.

Legal Representative: Yu Yunfeng

Address: No.905 Binjiang Dong Rd. Lijingwan South Building East Tower, 4F, Haizhu district, Guangzhou

Postal Code: 510300

Whereas,

1.	Party A, a company duly incorporated in the People’s Republic of China, is a legal entity licensed to operate advertising business and validly existing with good standing.
2.	Party B, a company duly incorporated in the People’s Republic of China, is a legal entity licensed to operate advertising business and Wi-Fi wireless network service and validly existing with good standing.
3.	Party A owes the authorization in connection to the franchising operation rights under this agreement.

Based on the applicable laws, regulations and the result of the investment invitation for the franchising operation of Wi-Fi wireless network on bullet trains administered under Shanghai Railway Administration released on August 15, 2014 and based on the principles of mutual benefit and through equal negotiation, both parties reached the agreement as follows:

I.	Subject matter and period
1.	the subject matter of the this agreement is the franchising operation rights of the Wi-Fi wireless network provided in the bullet trains administered under Shanghai Railway Administration.
2.	The cooperation period is three (3) years (excluding the construction period) which starts from January 1st, 2015 to March 31st, 2018. The period between August 22, 2014 and December 31, 2014 is the construction period, during which there is no Concession Fee to be paid by Party B to Party A. This agreement can be extended for a period of three (3) years after this agreement expires. Both parties shall enter into another written agreement.
II.	Operating rights and fee
3.	During the operation period of this agreement, Party B is entitled to the exclusive franchising operation rights of the Wi-Fi wireless network in the bullet trains under this agreement.

5.	The concession fee of the franchising operation of the Wi-Fi wireless network on bullet trains under this agreement (the “Concession Fee”) for the first year is RMB48,420,000.
6.	The Concession Fee shall be paid at the first month of every half operation year. And the franchising operation rights should be granted after the above Concession Fee has been paid.
7.	Party B should pay to Party A deposits for each operation year. The amount of the deposit for each year shall equal 10% of the Concession Fee for the same operation year, such deposit should subject to the same adjustment ratio as that for the Concession fee of every operation year. The deposit for the first operation year is RMB4,842,000, which should be paid by September 20, 2014.
III.	Construction and related matters
9.	Party B is responsible for the installation of the software, hardware system and ancillary facilities of the Wi-Fi wireless network system (including but not limited to the structural installations and power supplies and etc.) in the aforementioned bullet trains and shall burden the costs by itself.
18.	Party B is responsible for the maintenance of the Wi-Fi wireless network system during the operation period, including the setting and maintenance and etc.
19.	After the completion of the Wi-Fi wireless network system construction, the ownership of the software, hardware and ancillary facilities (including but not limited to the structural installations and power supplies and etc.) should be the same as specified in the System Construction Plan.
IV.	Commercial operation
21.	Party A is in charge of the examination of the content of the advertisement broadcasted through the Wi-Fi wireless network system and the filing obligations. Any piece of the advertisement contracted by Party B can only be published after being reviewed and approved by Party A. And Party A has the right to advise amendments to a piece of advertisement whose content is not deemed to comply with the competent laws and regulations. Party A has the right to refuse the release of such advertisement before Party B revises it accordingly.
V.	Special Clauses
25.	Party B shall not transfer, by any means, the franchising operation rights under this agreement to a third party without the written consent of Party A.
27.	In the event that any punishment and indemnification is imposed on Party A by the governmental authorities due to the equipment or the technological issues of the Wi-Fi wireless network system of Party B, which subject Party A to actual losses, Party B shall bear all the losses therefrom.
28.	In the event that any legal disputes arose due to the usage of the equipment or technology of the Wi-Fi wireless network system of Party B, Party B should handle such legal disputes and bear all the legal liabilities resulted therefrom. Party A shall not bear any several or joint liability.
29.	This agreement shall be automatically terminated in the event that the China Railways Corporation initiates a unified investment invitation for the Wi-Fi systems on all bullet trains administrated by all railway administrations. Under the above circumstance, Party A shall recommend Party B to the China Railways Corporation as a priority business partner under the same condition. In the event that the China Railways Corporation initiates an investment invitation only for the Wi-Fi systems of the bullet trains that have not been contracted, this agreement shall remain effective.

30.	Where a technical standard issued by the China Railways Corporation that is relevant to the subject under this agreement, Party B shall conduct the technical reform and upgrades in accordance with such standard within a prescribed time. Where such technical standard cannot be satisfied within the prescribed time period, Party B will be deemed to have waived the franchising operation rights under this agreement and this agreement will be automatically terminated.
31.	In the event that this agreement is terminated in advance due to a unilateral default of Party B, Party A shall be entitled to the ownership of all the software, hardware and the ancillary facilities of the Wi-Fi wireless network system, including but not limited to the installation instructions and the power system.
33.	Where Party B fails to perform this agreement, the holding investor of Party B, Beijing Shengshi Lianhe Advertising Co., Ltd should continue to perform all the rights and obligations under this agreement.
VI.	Rights and Obligations
34.	Party A’s rights and obligations

Party A:

1) shall not interfere Party B’s execution of its franchising operation rights;

2) has right to collect fees set forth in this agreement;

3) shall ensure the integrity of the franchising operation rights;

4) shall not be held liable for any liabilities due to Party B’s operation of the franchising operation rights under this agreement which is not caused by Party A nor any joint and several liability arising therefrom.

35.	Party B’s rights and obligations

Party B

1) is entitled to exercise the franchising operation rights under this agreement in its own discretion and the rights to collect revenues;

2) shall make payment to Party A in accordance with this agreement;

3) shall undertake full legal liabilities due to the exercise of the franchising operation rights which is not caused by Party A and the joint and several liability arising therefrom, and shall not interfere with the regular operation of the railway system;

4) shall be subject to the supervision of the governments and the Railway Administration.

VII.	Contract Breaching and Dispute Resolution

36. Both Parties acknowledge that unless otherwise agreed upon by both Parties through a written consent in unanimity that approving the unilateral modification of this agreement by one Party, the refusal by any Party to perform its obligations under this agreement shall be deemed as a default to this agreement. The defaulting party shall pay the liquidated damages to the non-defaulting party the financial losses suffered by the non-defaulting party. The maximum amount of such liquidated damages is equivalent to 100% of the Concession Fee for that operation year.

38.	In the event that Party B fails to pay the fee payable according to this agreement, Party B shall pay a surcharge for the overdue payment at a rate of 3‰ per day of the total amount of the overdue payment to Party A, charged from the date when the delay of payment has taken place. If the overdue period exceeds 45 days, Party A will be entitled to the right to unilaterally terminate this agreement and the deposit paid by Party B will be forfeited.

42. Any dispute arising from or related to this agreement shall be first resolved through friendly consultation. In the event that the dispute cannot be resolved through the foregoing measure, the dispute shall be submitted to the courts with jurisdiction at where the agreement is signed.

VIII.	Force Majeure
IX.	Statement and Guarantee
X.	Notice and Service

Party A:

Shanghai Railway Culture & Advertising Development Co., Ltd. (Sealed)

/s/ Wang Wenzhuo

August 22, 2014

Party B:

Guangzhou Meizhong Advertising Co., Ltd. (Sealed)

/s/ Guo Rong

August 22, 2014